January 2008 Pricing Sheet dated January 24, 2008 relating to Preliminary Terms No. 468 dated December 26, 2007 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities

Bear Market PLUS based Inversely on the Value of the Russell 2000® Index due February 20, 2009
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JANUARY 24, 2008
Issuer:	Morgan Stanley
Maturity date:	February 20, 2009
Underlying index:	Russell 2000® Index
Aggregate principal amount:	$7,200,000
Payment at maturity:
If the final index value is less than the initial index value,
$10 + enhanced downside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is greater than or equal to the initial index value,
$10 – upside reduction amount
In no event will the payment at maturity be less than the minimum payment at maturity.

Enhanced downside payment:	$10 x leverage factor x index percent decrease
Upside reduction amount:	$10 x index percent increase
Index percent decrease:	(initial index value – final index value) / initial index value
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	692.72, the index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the valuation date
Valuation date:	February 18, 2009, subject to adjustment for certain market disruption events
Leverage factor:	400%
Maximum payment at maturity:	$13.60 (136% of the stated principal amount) per Bear Market PLUS
Minimum payment at maturity:	$2 (20% of the stated principal amount) per Bear Market PLUS
Stated principal amount:	$10 per Bear Market PLUS
Issue price:	$10 per Bear Market PLUS. See “Commissions and Issue Price” below.
Pricing date:	January 24, 2008
Original issue date:	January 31, 2008 (5 business days after the pricing date)
CUSIP:	61747W356
Listing:	The Bear Market PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Bear Market PLUS	$10	$0.15	$9.85
Total	$7,200,000	$108,000	$7,092,000

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Bear Market PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per Bear Market PLUS.  Please see “Syndicate Information” on page 6 of the accompanying preliminary terms for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.
The “Russell 2000® Index” is a trademark of the Frank Russell Company and has been licensed for use by Morgan Stanley.  The Bear Market PLUS are not sponsored, endorsed, sold or promoted by Frank Russell Company, and Frank Russell Company makes no representation regarding the advisability of investing in the Bear Market PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 468 dated December 26, 2007
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

HThe issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.